

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

<u>Via E-mail</u>
Mr. David Zinsner
Senior Vice President, Finance and Chief Financial Officer
Analog Devices, Inc.
One Technology Way
Norwood, MA 02062

      Re: Analog Devices, Inc.
             Form 10-K for the Year Ended November 1, 2014
             Filed December 10, 2014
             File No. 001-07819

Dear Mr. Zinsner:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Martin James

                      Martin James
                      Senior Assistant Chief Accountant